Exhibit 99.1

ADC Therapeutics Announces Presentations at the 16th Annual International Conference on Malignant Lymphoma

Oral presentation of preliminary results from ongoing pivotal Phase 2 trial of camidanlumab tesirine in r/r Hodgkin lymphoma

LOTIS trials evaluating ZYNLONTATM as single agent and in combination with other therapies to also be highlighted

LAUSANNE, Switzerland, June 9, 2021 – ADC Therapeutics SA (NYSE:ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, announced today that abstracts on camidanlumab tesirine (Cami) and ZYNLONTA™ (loncastuximab tesirine-lpyl) have been selected for presentation at the 16th Annual International Conference on Malignant Lymphoma (ICML), which is being held virtually June 18-22, 2021.

“We are pleased that preliminary results from our ongoing pivotal Phase 2 trial of Cami as a single agent for patients with relapsed or refractory Hodgkin lymphoma have been selected for an oral presentation at ICML,” said Jay Feingold, MD, PhD, Senior Vice President and Chief Medical Officer of ADC Therapeutics. “We also look forward to sharing evolving data on ZYNLONTA (loncastuximab tesirine-lpyl) as a monotherapy and in combination for diffuse large B-cell lymphoma patients in need of new treatment options.”

Oral Presentation Details

Title: Camidanlumab Tesirine Efficacy and Safety in an Open-label, Multicenter, Phase 2 Study of Patients (pts) with Relapsed or Refractory Classical Hodgkin Lymphoma (R/R cHL)
Session: Hodgkin Lymphoma

Date/Time: June 22, 2021, 14:45-16:15 CEST
Presenter: Pier Luigi Zinzani, MD, PhD, IRCCS Azienda Ospedaliero-Universitaria di Bologna Istituto di Ematologia "Seràgnoli", and Dipartimento di Medicina Specialistica, Diagnostica e Sperimentale Università di Bologna, Bologna, Italy

Abstract Number: 075

Poster Presentation Details

Title: LOTIS 2 Follow-up Analysis: Updated Results from a Phase 2 Study of Loncastuximab Tesirine in Relapsed or Refractory Diffuse Large B-cell Lymphoma
Track: Aggressive NHL

Date/Time: June 18, 2021, 9:00 CEST
Presenter: Pier Luigi Zinzani, MD, PhD, IRCCS Azienda Ospedaliero-Universitaria di Bologna Istituto di Ematologia "Seràgnoli", and Dipartimento di Medicina Specialistica, Diagnostica e Sperimentale Università di Bologna, Bologna, Italy

Poster Number: 177

Title: A Phase 2 Randomized Study of Loncastuximab Tesirine (Lonca) Versus (Vs) Idelalisib in Patients (Pts) with Relapsed or Refractory (R/R) Follicular Lymphoma (FL) - LOTIS-6
Track: Ongoing Trials

Date/Time:  June 18, 2021, 9:00 CEST
Presenter: Carmelo Carlo-Stella, MD, Department of Oncology and Hematology, Humanitas Clinical and Research Center – IRCCS, and Humanitas University, Rozzano, Milano, Italy

Poster Number: 264

Title: Phase 3 Randomized Study of Loncastuximab Tesirine plus Rituximab versus Immunochemotherapy in Patients with Relapsed/Refractory Diffuse Large B-cell Lymphoma - LOTIS-5
Track: Ongoing Trials

Date/Time: June 18, 2021, 9:00 CEST
Presenter: Carmelo Carlo-Stella, MD, Department of Oncology and Hematology, Humanitas Clinical and Research Center – IRCCS, and Humanitas University, Rozzano, Milano, Italy

Poster Number: 251

Title: Clinical Activity of Loncastuximab Tesirine plus Ibrutinib in Non-Hodgkin Lymphoma: Updated LOTIS 3 Phase 1 Results
Track: New Drugs

Date/Time: June 18, 2021, 9:00 CEST
Presenter: Julien Depaus, MD, Department of Hematology, CHU UCL Namur site Godinne, Yvoir, Belgium

Poster Number: 238

About ZYNLONTA™ (loncastuximab tesirine-lpyl)

ZYNLONTA™ is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death. The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. The trial included a broad spectrum of heavily pre-treated patients (median three prior lines of therapy) with very difficult to treat disease, including patients with high-grade B-cell lymphoma. The trial also enrolled patients who did not respond to first-line therapy, patients refractory to all prior lines of therapy, and patients who had stem cell transplants and CAR-T therapy prior to their treatment with ZYNLONTA. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months. At the most recent data cut-off for patients enrolled in the trial, the median duration of response (mDoR) was 13.4 months. In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is being evaluated in combination for earlier lines of therapy and as a monotherapy in other B-cell malignancies.

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, Cami is internalized into the cell where enzymes release the PBD-based payload, killing the cell. This applies to CD25-expressing tumor cells and also to CD25-expressing Tregs. The intra-tumoral release of its PBD payload may also cause bystander killing of neighboring tumor cells, and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity.

Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy and in combination with pembrolizumab in solid tumors.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA™ (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, the Company has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

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